FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

“ADACU Asociación Civil” vs/ Prisma Medios de Pago S.A. and Others on/ Damages” File. 11493/2019, Federal Civil and Commercial Trial Court Number 4, Secretariat No 7, Autonomous City of Buenos Aires”.

Buenos Aires, November 19th 2021

Securities and Exchange Commission

RE: “ADACU Asociación Civil” vs/ Prisma Medios de Pago S.A. and Others on/ Damages” File. 11493/2019, Federal Civil and Commercial Trial Court Number 4, Secretariat No 7, Autonomous City of Buenos Aires”.

With due consideration:

We hereby address you in our capacity as proxies in order to inform that Banco BBVA Argentina S.A. (hereinafter “BBVA”) has been notified of a class action, filed by Asociación de Defensa del Asegurado, Consumidores y Usuarios Asociación Civil, (ADACU).

The Association, alleging the representation of consumers, demands the payment of compensation for material damage and punitive damage to all customers who owned a VISA card issued by any of the co-defendant banks, resulting from alleged unlawful collusion between Prismaʼs shareholders, in the setting of prices in the discount and exchange rate for the use of the aforementioned credit card.

It is important to remark that this action is informed even though it is materially impossible to determine to date, whether the claim has a significant economic importance, since such claim is brought for an indeterminate amount, materially impossible to be determined with certainty today.

The Bank is analyzing the content of the lawsuit and defining the course of action, thus considering that even in the hypothetical case of an adverse decision regarding this dispute, such circumstance will not have a significant impact on its assets and activities.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Rocío Carreras	Gabriela Valdez
Apoderada	Apoderada

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Banco BBVA Argentina S.A.
Date:	November 19, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer